SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

05 June 2025
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 05 June 2025
           re: Board Change

5 June 2025

LLOYDS BANKING GROUP: BOARD CHANGE

Lloyds Banking Group plc (the "Group") is pleased to announce the appointment of Chris Vogelzang as an independent Non-Executive Director and a member of the Responsible Business Committee, in each case with effect from 16 June 2025.

BIOGRAPHICAL DETAILS

Chris has extensive experience in retail and commercial banking. He possesses a strong understanding of technology's role in financial services and has a track record of driving transformation within organisations.

Chris was Chief Executive Officer of Danske Bank A/S from 2019 until 2021. He held a number of senior positions at ABN AMRO between 2000 and 2016, including Managing Board member with responsibility for Retail and Private Banking, Chief Executive Officer of Retail Banking for The Netherlands and Chief Executive Officer of Global Private Banking.

Chris is currently a Non-Executive Director and a member of the Audit Committee of Wolters Kluwer N.V., which is listed on Euronext Amsterdam, and a senior advisor (financial services) to Boston Consulting Group and to The Blackstone Group.

There is no other information to be disclosed under UK Listing Rule 6.4.8R.

- END -

For further information:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 05 June 2025